Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

November 1, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attn: Max A. Webb

Re:	Nordic American Tankers Limited Registration Statement on Form F-3 Filed March 21, 2013 File No. 333-187399

Dear Mr. Webb:

We refer to the registration statement on Form F-3, filed by Nordic American Tankers Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 21, 2013 (the "Registration Statement").  By letter dated April 8, 2013 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.  The Company has also had correspondence with the Staff regarding Exhibit 5.1, the Bermuda validity opinion.

The Company has today filed via EDGAR, Amendment No.1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter and to the Bermuda validity opinion.  The Amended Registration Statement also includes certain updates related to the passage of time.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Description of Warrants, page 28

1.
We note that you may issue warrants to purchase “securities of third parties or other rights, including rights to receive payment in . . . securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing.” Please remove the offering of those warrants with underlying securities other than that issued by you, or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering.

In response to the Staff's comment, the Company has removed the offering of those warrants with underlying securities other than those issued by the Company from the Amended Registration Statement.

Description of Purchase Contracts, page 29

2.
We note that you may issue purchase contracts for the purchase of “securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above.” Please remove the offering of purchase contracts for securities other than those issued by you, or provide us with an example of the disclosure you intend to provide about these securities in connection with such an offering.

In response to the Staff's comment, the Company has removed the offering of those purchase contracts for securities other than those issued by the Company from the Amended Registration Statement.

Exhibit 5.1

3.
We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

The Company confirms that its counsel will file an unqualified opinion at each takedown.

4.	We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including the following:

•	in assumption (d), it is inappropriate to assume that persons signing the Documents have the authority and power to do so;

•	in assumption (l), it is inappropriate to assume that the Resolutions have not been rescinded;

•	in assumption (m), the assumption that the Company Search and Litigation Search “disclosed all information which is material for the purposes of this opinion” appears overbroad; and

•
in assumption (m), the assumption that the information the subject of the Company Search and Litigation Search has not been materially altered appears to be an assumption of facts that are readily ascertainable.

Please have counsel revise to remove these assumptions or tell us why these assumptions are appropriate and necessary.

As discussed with the Staff, the Company has filed as Exhibit 5.1 the legal opinion of MJM Limited as to Bermuda law.

5.
Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the first paragraph under “Disclosure” on page 6 and remove the last sentence on page 7 accordingly.

As discussed with the Staff, the Company has filed as Exhibit 5.1 the legal opinion of MJM Limited as to Bermuda law.

Exhibit 5.2

6.
Please have counsel revise its opinion to opine that that Preferred Share Purchase Rights are valid and binding obligations of the company or advise. For guidance, refer to Section II.B.1.f of Staff Legal Bulletin No. 19, available on our website.

In response to the Staff's comment, the Company has provided a revised Exhibit 5.2 with the Amended Registration Statement.  The opinion now opines that the Preferred Share Purchase Rights are valid and binding obligations of the Company.

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe

Gary J. Wolfe

cc:	J. Nolan McWilliams
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda

November 1, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Max A. Webb

RE:	Nordic American Tankers Limited (the "Company")

Ladies and Gentleman:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

NORDIC AMERICAN TANKERS LTD.

By:	/s/ Turid M Sørensen
Name:	Turid M. Sørensen
Title:	Chief Financial Officer